40-33

811-21114
Branch 17

ROPES & GRAY
ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW ROPESGRAY COM

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2010
WASH, D.C.
193

April 19, 2010

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Hyman v. ProShares Trust et al.*, No. 10 Civ. 3061 (S.D.N.Y.)
Chow v. ProShares Trust et al., No. 10 Civ. 3211 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned actions. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find copies of the complaints filed in these actions.

Respectfully submitted,

Robert A. Skinner /ngw

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

RECEIVED
APR 23 2010
The Division of
Investment Management

10000580

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

10 CIV 3061

MICHAEL A. HYMAN, on Behalf of Himself and all Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER, Defendants.	CIVIL ACTION NO. ________ JURY TRIAL DEMANDED CLASS ACTION COMPLAINT

CHRISTOPHER LOVELL
VICTOR E. STEWART
LOVELL STEWART HALEBIAN JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212) 608-1900
Facsimile: (212) 719-4677

JACOB H. ZAMANSKY
EDWARD H. GLENN, JR.
ZAMANSKY & ASSOCIATES LLC
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177

Counsel for Plaintiffs

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following, based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

I. SUMMARY OF ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares Ultra QQQ Fund (the "QLD Fund"), an exchange-traded fund ("ETF") offered by defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statements, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the QLD Fund's shares (the "Class"). The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares consists of a series of ETFs, including the QLD Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds that track a particular stock index and trade like stock. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the QLD Fund, have exploded in popularity over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. Available in a number of different forms, non-traditional ETFs have attracted increasingly significant investor assets.

3. ProShares is one of the largest providers of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFs. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark - such as the

price performance, the inverse of the price performance, or a multiple of the inverse of the price performance - of an index or security. ProShares' leveraged ETFs are essentially divided into two categories: Ultra and UltraShort.

4. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down. The QLD Fund is one of ProShares' Ultra ETFs.

5. The QLD Fund seeks investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Nasdaq-100 Index ("Nasdaq-100"), which measures the performance of the largest 100 domestic and international non-financial securities listed on The Nasdaq Stock Market based on market capitalization. The QLD Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as 200% of the daily return of the Nasdaq-100.

6. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the QLD Fund, purports to use a straightforward mathematical approach to investing. Indeed, Pro Shares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

7. ProShares represents that its ETFs operate successfully based on an objective mathematical approach. ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

8. In managing the assets of the QLD Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of reliable math, not subjective acumen.

9. The Registration Statement misled investors that the QLD Fund would deliver double the return of the Nasdaq-100.

10. For example, in the first seven months of 2009, the Nasdaq-100 increased approximately 33 percent. Rather than increasing an expected 66 percent during this same time period, the QLD Fund value actually fell by approximately 35 percent.

11. ProShares did not market the QLD Fund or its other leveraged ETFs as day-trading vehicles. To the contrary, ProShares' Chairman has publicly stated that investors can use ProShares' leveraged ETFs "for more than one day successfully." ProShares imposed no temporal limits on investors seeking to buy and hold its leveraged directional ETFs.

12. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year and 10-year periods, thereby misleading investors into believing that the QLD Fund may be used for intermediate or long-term investing.

13. The Registration Statement did not explain that, nothwithstanding the name of the QLD Fund, the investment objective of the QLD Fund, and the purpose of ProShares' Ultra ETS, the QLD Fund would – to a mathematical certainty – cause enormous losses through massive deviations from promised returns if used for intermediate or long-term investing. These enormous losses would only become more accelerated when market conditions became more volatile.

14. Given the spectacular tracking error between the performance of the QLD Fund and its benchmark index, the fact that Plaintiff and the Class sought to enhance their assets by investing their monies on the correct directional play has been rendered meaningless and has in fact caused them to suffer huge, class-wide losses. The QLD Fund is, therefore, the equivalent of a defective product. The QLD Fund does not do what it was designed to do, represented to do, or advertised to do.

15. The Registration Statement does not disclose that the QLD Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the QLD Fund, the investment objective of the QLD Fund, and the purpose of ProShares' Ultra ETFs generally, the QLD Fund over time might well perform precisely the opposite of investors' reasonable expectations.

16. ProShares cavalierly states that the QLD Fund seeks to replicate double the directional return of the Nasdaq-100, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn investors that holding the QLD Fund for more than a day will most certainly lead to enormous losses if investors are depending upon a two-to-one directional return. In fact, ProShares could not make that statement and remain in business with respect to the QLD Fund. As ProShares knows, investors do not view leveraged ETFs as day trading investment vehicles and did not day-trade the QLD Fund. Moreover, given the constraints of the markets in which leveraged ETFs such as the QLD Fund trade, it would be virtually impossible for all QLD Fund purchasers on a given day to close out their positions at the end of trading on the same day.

17. The misleading nature of ProShares' statements and omissions are even more evident when compared to the statement of one of its chief competitors. In comparison to ProShares, Direxion stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek daily leveraged investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of daily leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period .... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

18. Federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in ProShares have been deceived by the notion of leveraged directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[1] ProShares lured investors with the illusion that the QLD Fund would go up at twice the rate that the Nasdaq-100 went up. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[2]

19. The QLD Fund is not a simple investment vehicle, did not go up at the promised two-to-one rate when its benchmark index went up, and investors in the QLD Fund have been shocked to learn that their supposedly safe directional play has caused them substantial losses.

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[1] *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953).

[2] *SEC v. Great American Industries, Inc.*, 407 F.2d 453, 463 (2d Cir. 1968).

This action alleges that Defendants failed to disclose, inter alia, the following risks in the Registration Statement:

- The two-to-one direct correlation between the QLD Fund and the Nasdaq-100 over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the QLD Fund would inevitably diverge from the performance of the Nasdaq-100 – i.e. the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the QLD Fund's investment objective and performance;
- The severe consequences of inherent path dependency[3] in periods of high market volatility on the QLD Fund's performance;
- The role the QLD Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the QLD Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index;
- The QLD Fund causes dislocations in the stock market;
- The QLD Fund offers a seemingly straightforward way to obtain desired directional exposure, but such directional exposure is not attainable through the QLD Fund.

JURISDICTION AND VENUE

20. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§77k and 77o].

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[3] Path dependence explains how the set of decisions one faces for any given circumstance is limited by the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (e.g., Nelson & Winter 1982).

21. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §133 1 and Section 22 of the Securities Act.

22. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the QLD Fund trade in this District on the American Stock Exchange.

23. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

24. Plaintiff Michael Adam Hyman is a resident of Oceanside, New York, and individually invested assets in the QLD Fund and was damaged thereby, as detailed in the annexed Certification. Plaintiff Hyman is also Trustee of the 1991 Hyman Family Trust and General Partner of Foxhurst Associates, LP, both of which entities invested assets in the QLD Fund and were damaged thereby, as also detailed in the annexed Certification.

25. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among

all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

26. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the QLD Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the QLD Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the QLD Fund. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

27. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the QLD Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the QLD Fund to broker/dealers and, ultimately, shareholders.

28. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

29. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

30. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

31. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

32. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

33. The defendants enumerated in Paragraphs 28 - 32 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the QLD Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the QLD Fund. The officers of ProShares are responsible for the day-to-day operations of the QLD Fund.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the QLD Fund pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

35. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

36. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

37. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

38. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

39. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

A. Traditional ETFs

40. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

41. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the Nasdaq-100.

B. Non-Traditional/Leveraged ETFs

42. Non-traditional, or leveraged ETFs - sometimes referred to as "exotic" ETFs - are an even newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some leveraged directional ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Leveraged directional ETFs are often marketed as a way for investors to extract greater profits from expected moves in underlying markets.

43. Some non-traditional ETFs, such as the QLD Fund, are both long and leveraged, meaning that they seek to achieve a return that is a multiple of the performance of the underlying index. An ETF that tracks the S&P 500, for example, seeks to deliver the performance of the S&P 500, while a double-leveraged S&P 500 ETF seeks to deliver twice the performance of that index. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

44. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional Ultra ETFs

45. ProShares describes its Ultra ETFs as vehicles that "[g]et more exposure for your investment dollars with the first ETFs designed to double the daily performance of popular market indexes (before fees and expenses)."

B. The QLD Fund

46. The Registration Statement stated that the QLD Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Nasdaq-100. As alleged in Paragraphs 13 to 16 *supra*, these stated investment goals were both practically and mathematically unattainable over any period of time greater than one day, and Defendants purposefully hid this material information from Plaintiff and the Class and instead encouraged Plaintiff and the Class throughout the Registration Statement to rely on Defendants' misrepresentations that the professed two-to-one directional results would be achievable over periods of time much greater than a single day.

C. The False and Misleading Registration Statements and Prospectuses

47. On or about January 30, 2007, ProShares filed the Registration Statement, which was thereafter periodically updated. The January 30, 2007 Registration Statement, which contained the prospectus, was signed by the Individual Defendants.

48. A later prospectus, filed as part of a Registration Statement on September 30, 2008 that was also signed by the Individual Defendants, stated in pertinent part:

> Investment Objective
>
> ProShares Ultra QQQ seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the NASDAQ-100 Index.
>
> If ProShares Ultra QQQ is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as the NASDAQ-100 Index when the Index rises on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as the Index when the Index declines on a given day.
>
> Principal Investment Strategies
>
> ProShares Ultra QQQ's principal investment strategies include:
>
> · Investing in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the daily return of the NASDAQ-100 Index. Information about the Index can be found in the section entitled "Underlying Indexes."
>
> · Committing at least 80% of its net assets, including any borrowings for investment purposes, under normal circumstances, to equity securities contained in the Index and/or financial instruments that, in combination, should have similar economic characteristics.
>
> · Employing leveraged investment techniques and/or sampling techniques in seeking its investment objective.
>
> · Investing assets not invested in equity securities or financial instruments in debt securities and/or money market instruments.
>
> · The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

49. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial risk of all – how investing in the QLD Fund for more than

one day would invariably lead to returns that were radically different than the promised two-to one directional result:

> Principal Risks
>
> ProShares Ultra QQQ is subject to the following principal risks:
>
> · Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Technology Investment Risk.

50. The statements in paragraphs 48 and 49 *supra* were false and/or misleading when made because they failed to disclose, as Defendants well knew at the time, that: (1) if shares of the QLD Fund were held for a time period longer than one day, the likelihood of sustaining substantial losses increased materially; and (2) the extent to which performance of the QLD Fund would inevitably diverge from the performance of its benchmark – i.e., the overwhelming probability, if not certainty, of spectacular divergence.

51. The inadequacy of ProShares' list of risk factors is made all the more apparent when compared to the disclosures made by ProShares' principal leveraged ETF competitor, Direxion for similar leveraged directional products as the QLD Fund shares. *See* paragraph 17 *supra*.

52. Prospective and actual investors in ProShares have been misled. The QLD Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[4] The registration provisions are designed not only to protect immediate recipients of distributed securities but also

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[4] *SEC v. Ralston Purina Co* , *supra*, n. 1

subsequent purchasers from them.[5] Leveraged and inverse ETFs such as the QLD Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

D. Red Flags Raised by FINRA & Others

53. On June 11, 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *
>
> Communications With the Public
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading....*** (Emphasis added).

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[5] *SEC v. Great American Industries, Inc.*, *supra*, n. 2.

54. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis added).

55. In a June 30, 2009, research report, Morgan Stanley advised that leveraged and leveraged inverse ETFs are "not appropriate for most investors...." In that same research report, Morgan Stanley warned that "As a result of the daily 're-leveraging' or 'deleveraging,' leveraged and leveraged inverse ETFs are likely to significantly underperform point to point returns of their benchmark index in volatile-trendless markets."

56. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis - but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

57. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

58. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted

the sale of its non-traditional, leveraged ETFs, such as the QLD Fund. Edward Jones called ETFs like the QLD Fund ***"one of the most misunderstood and potentially dangerous types of ETFs."*** (Emphasis added).

59. On July 27, 2009, in a letter to wealth management clients, as reported by the *Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. also prohibited sales of leveraged ETFs that sought more than twice the long or short performance of their target index. Wells Fargo also reportedly reviewed its policy on non-traditional ETFs.

60. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that ***"while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution."*** (Emphasis added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

61. On August 1, 2009, Reuters reported that Massachusetts subpoenaed four major financial institutions seeking details as to how leveraged ETFs are marketed and sold.

62. On August 1, 2009, the *Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who recently pointedly observed: ***"Hedges [like the QLD Fund] aren't supposed to become less trustworthy when you really need them."*** (Emphasis added).

63. On August 25, 2009, in an article entitled "Spotlight shines on leveraged, inverse ETFs," *SNL Financial* reported that Merrill Lynch has restricted the sale of leveraged and inverse ETFs to unsolicited orders in brokerage accounts and, in early August 2009, banned them completely in advisory accounts.

64. In the aftermath of FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the QLD Fund. Edward Jones called ETFs like the QLD Fund "one of the most misunderstood and potentially dangerous types of ETFs."

65. UBS said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney also reviewed their policies on non-traditional ETFs.

66. In the wake of the FINRA and other warnings to the marketplace regarding leveraged ETFs, ProShares changed, but did not cure, the risk factor disclosures in the earlier QLD prospectuses. On July 31, 2009, ProShares stated that "[t]he Fund seeks investment results for a single day only" and "[t]he Funds do not seek to achieve their stated investment objective over a period of time greater than one day." (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were

misleading. These statements were still misleading because they did not disclose that using the QLD Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the QLD Fund.

COUNT I
(Violations of § 11 of the 1933 Act Against All Defendants)

67. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

68. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

69. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

70. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

71. As signatories or authorizers of the Registration Statement, directors, officers of the QLD Fund or controlling persons of the issuer, Defendants owed the purchasers of QLD

shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement and Prospectus at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

72. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market prices for QLD shares were materially different from the prices that Defendants purposefully misled Plaintiff and the Class into believing they would be through the reliance of Plaintiff and the Class upon the false and misleading Registration Statements and Prospectuses signed by Defendants and issued by them during the Class Period, and thereby causing Plaintiff and the Class to suffer substantial damages in connection with the purchase of QLD shares. Plaintiff and the Class all purchased QLD stock issued pursuant and/or traceable to the Registration Statement.

73. Plaintiff and other members of the Class purchased or otherwise acquired their QLD shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statements and Prospectuses forming a part thereof.

74. At the time of their purchases of QLD shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and

could not have reasonably discovered those facts prior to June 2009. Less than one year has elapsed from the time that Plaintiff and other members of the Class discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II
(Violations of § 15 of the Securities Act Against the Individual Defendants)

75. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

76. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares, and were charged with the legal responsibility of overseeing its operations. The Individual Defendants each had intimate knowledge of the day-to-day operations of ProShares and of the inherent defects and dangers in the ProShares leveraged ETF products, yet culpably participated in the decisions not to disclose such risks to the investing public in a full and proper manner and instead to maximize revenues through the sale of such leveraged ETF products by marketing them as safe and predictable hedging instruments and investment securities. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

77. By reason of such conduct, Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the QLD Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff's counsel as Class Counsel;

B. awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages to Plaintiff and members of the Class;

D. awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), plaintiff hereby demands a trial by jury of all issues so triable.

Dated: April 9, 2010

LOVELL STEWART HALEBIAN JACOBSON LLP

Christopher Lovell (CL 2595)
Victor E. Stewart (VS 4309)
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212) 608-1900
Facsimile: (212) 719-4677

ZAMANSKY & ASSOCIATES LLC
Jacob H. Zamansky (JZ 1999)
Edward H. Glenn, Jr. (EG 0042)
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177

Counsel for Plaintiffs

PLAINTIFF CERTIFICATION

I, Michael Adam Hyman ("Plaintiff"), hereby declare that:

1. I submit this Certification on behalf of myself, as Trustee of the Hyman 1991 Family Trust, and as General Partner of the Foxhurst Associates LP.

2. I have reviewed and authorized the filing of the foregoing class action complaint on behalf of myself, the Hyman 1991 Family Trust and Foxhurst Associates LP, by Zamansky & Associates LLC.

3. I did not purchase the securities that are the subject of the action at the direction of counsel or in order to participate in this private action.

4. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

5. During the Class Period specified in the Complaint, I made the following transactions in ProShares UltraQQQ (QLD) securities:

Michael Adam Hyman Individually

Transaction	Trade Date	No. of Shares	Aggregate (Cost)/Proceeds
Purchase	9/4/08	2500	$175,711.19
Purchase	9/4/08	1000	$69,850.46
Purchase	9/17/08	1000	$59,458
Sell	1/9/09	2500	$68,792.86
Sell	5/4/09	1000	$34,925.70
Sell	5/4/09	1000	$34,925.70

Hyman 1991 Family Trust

Transaction	Trade Date	No. of Shares	Aggregate (Cost)/Proceeds
Purchase	9/4/08	100	$7,725.78
Purchase	9/4/08	2,200	$157,031.63
Purchase	9/4/08	200	$14,014
Purchase	9/17/08	1,000	$59,986.90
Sell	1/9/09	100	$2,742.97
Sell	1/9/09	2,200	$60,499.66
Sell	1/9/09	200	$5,497.96
Sell	4/27/09	1,000	$32,952.25

Foxhurst Associates LP

Transaction	Trade Date	No. of Shares	Aggregate (Cost)/Proceeds
Purchase	9/4/08	2000	$140,671.10
Purchase	9/4/08	500	$34,861.70
Purchase	9/4/08	1000	$69,723
Purchase	9/17/08	500	$29,571.95
Sell	1/9/09	2000	$55,372.88
Sell	5/4/09	500	$17,482.60
Sell	5/4/09	1000	$34,974.53
Sell	5/4/09	500	$17,478.27

6. During the three-year period preceding the date of my signing this certification, I have not sought to serve, nor have I served, as a representative on behalf of a class in a private action arising under the federal securities laws.

7. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 30th day of March 2010

Michael Adam Hyman

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DAVID CHOW, Individually and on Behalf of All Others Similarly Situated,

Plaintiffs,

v.

PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS III, MICHAEL WACHS and SIMON D. COLLIER,

Defendants.

Civil No.: 10 CIV 3211

RELATED CASE AFFIRMATION

JURY TRIAL DEMANDED

RECEIVED
APR 15 2010
U.S.D.C. S.D. N.Y.
CASHIERS

I, AARON BRODY, hereby affirm the following:

1. I am an attorney with the law firm of Stull, Stull & Brody, counsel for plaintiff in the above-captioned action which asserts the dissemination of false and misleading information by the defendants to the investing public.

2. Upon information and belief, this action is related to the action captioned *Novick, et al. v. Proshares Trust et al.*, U.S.D.C., S.D.N.Y., Civil Action No. 1:09-cv-6935-JGK, which also asserts similar claims based upon the dissemination of false and misleading information by the defendants to the investing public.

3. Accordingly, it is respectfully submitted that this action should be assigned as a related case to the Honorable John G. Koeltl.

Dated: April 15, 2010

Aaron Brody

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

10 CIV 3211

DAVID CHOW, Individually and on behalf of all others similarly situated, Plaintiff, -v- PROSHARES TRUST, ET AL., (see rider A for a listing of all Defendants), Defendant.	Case No.________ **Rule 7.1 Statement**

RECEIVED APR 15 2010 U.S.D.C. S.D. N.Y. CASHIERS

Pursuant to Federal Rule of Civil Procedure 7.1 [formerly Local General Rule 1.9] and to enable District Judges and Magistrate Judges of the Court to evaluate possible disqualification or recusal, the undersigned counsel for Plaintiff David Chow (a private non-governmental party) certifies that the following are corporate parents, affiliates and/or subsidiaries of said party, which are publicly held.

None

Date: April 15, 2010

Signature of Attorney

Attorney Bar Code: AB 5850

<u>RIDER A</u>

Defendants: Proshares Trust,
Proshares Advisors LLC,
SEI Investments Distribution Co.,
Michael L. Sapir,
Louis M. Mayberg,
Russel S. Reynolds III,
Michael Wachs,
Simon D. Collier.

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

10 CIV 3211

DAVID CHOW, Individually and on Behalf of All Others Similarly Situated,

Plaintiffs,

v.

PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS III, MICHAEL WACHS and SIMON D. COLLIER,

Defendants.

CLASS ACTION

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED

Plaintiff David Chow, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based upon counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

SUMMARY OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares of the ProShares UltraShort SmallCap600 Fund (the "SDD Fund") (f/k/a the UltraShort S&P Small-Cap 600), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information issued in connection with the SDD Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the SDD Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SDD Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark — such as the price performance, the inverse of the price performance or a multiple of the inverse of the price performance — of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The SDD Fund is one of ProShares' UltraShort ETFs.

8. The SDD Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P SmallCap 600 Index (the "SML Index"). The SDD Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the SML Index.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor

to the SDD Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShares Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the SDD Fund would deliver double the inverse return of the SML Index.

11. For example, in 2008 the SML Index fell approximately 31 percent. However, rather than increasing approximately 62 percent (double the inverse), the SDD Fund increased approximately 22 percent. And, for example, from January 2, 2009 to July 30, 2009, the SML Index rose approximately 8.6 percent. However, rather than decreasing approximately 17.2 percent (double the inverse), the SDD Fund fell approximately 40.5 percent over that period.

12. ProShares does not market the SDD Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares imposes no temporal limits on investors in its UltraShort ETFs.

13. ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3–year, 5–year, and 10-year periods, thereby misleading investors that the SDD Fund may be used for intermediate or long-term investing.

14. The Registration Statement did not explain that, notwithstanding the name of the SDD Fund, the investment objective of the SDD Fund, and the purpose of ProShares' UltraShort

ETFs, the SDD Fund would — to a mathematical certainty — cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

15. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

16. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

17. In a July 31, 2009 prospectus, ProShares stated that a leveraged fund "seeks investment results **for a single day only**" and that leveraged funds "**do not seek to achieve their stated investment objective over a period of time greater than one day**." (Emphasis in original in both examples). These statements were misleading because, among other things, they omitted the fact that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrate that the earlier statements of "risk" were misleading.

18. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

19. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time — over weeks or months or years — can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

20. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

21. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark.

In other words, it is possible that you could suffer significant losses even if the long-term performance of the Index showed a gain."

22. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

23. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

24. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

25. Venue is proper in the District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SDD Fund trade in this District on the New York Stock Exchange Arca.

26. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

27. Plaintiff purchased shares of the SDD Fund pursuant or traceable to the Registration Statement, and suffered harm thereby.

28. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

29. ProShares is registered with the SEC as an open-management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the New York Stock Exchange. Each ProShares ETF has its own CUSIP number and

exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

30. Defendant ProShares Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SDD Fund. ProShares Advisors provides investment advice and management services to ProShares and its ETFs, including the SDD Fund. ProShare Advisors oversees the investment and reinvestment of the assets in SDD Fund.

31. ProShares Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

32. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the SDD Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SDD Fund to broker/dealers and, ultimately, shareholders.

33. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShares Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds') is a non-interested trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") was ProShares' Treasurer from June 2006 through November 2008. In his capacity as Treasurer, Collier signed the Registration Statement.

38. The individuals referred to in ¶¶ 33 – 37 are collectively referred to herein as the "Individual Defendants."

39. The Individual Defendants, in their respective roles, controlled the operations of the SDD Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SDD Fund. The officers of ProShares are responsible for the day-to-day operations of the SDD Fund.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SDD Fund pursuant or traceable to the Trust's false and misleading Registration Statement and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

45. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measures of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

47. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

48. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (75,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on secondary a market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

49. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

50. Non-traditional, or leveraged, ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

51. Some non-traditional ETFs, such as the SDD Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse performance of the S&P 500, while a double-leveraging inverse S&P 500 ETF seeks to deliver twice the opposite of the index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

52. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

SUBSTANTIVE ALLEGATIONS

The SDD Fund

53. On or about January 22, 2007, ProShares registered the SDD Fund as an ETF. The SDD Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the SML Index.

54. According to the Prospectus on or about February 1, 2007, the SDD Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200% of the inverse of the daily return of the index. The SDD Fund's principal investment strategies included:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the S&P SmallCap 600 Index. Information about the Index can be found on page 95.
- Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the Index.
- Employing leveraged investment techniques in seeking its investment objective.
- Investing assets not invested in financial instruments in debt securities and/or money market instruments.

55. The SDD Fund is supposed to deliver double the inverse of the return of the SML. For example, from January 2, 2009 to July 30, 2009, the SML rose approximately 8.6 percent. However, rather than decreasing approximately 17.2 percent (double the inverse), the SDD Fund fell approximately 40.5 percent over that period.

56. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The SDD Fund is, therefore, the equivalent of a defective product. The SDD Fund does not do what it was designed to do, represented to do, or advertised to do.

57. The Registration Statement does not disclose that the SDD Fund is altogether defective as a directional investment play. In does not track 2x the inverse of the SML on a daily basis and it does not track 2x over periods longer than one day trading. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SDD Fund, the investment objective of the SDD Fund, and the purpose of ProShares' UltraShort ETFs generally, the SDD Fund would not perform consistently with investors' reasonable expectations.

58. ProShares cavalierly states that the SDD Fund seeks to replicate double the inverse of the daily returns of SML, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding SDD Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the SDD Fund. In fact, it is virtually economically impossible for all SDD Fund purchasers to sell out of their positions at the end of the day.

59. Furthermore, ProShares does not market the SDD Fund or its other ETFs as day trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods. There are no temporal limits placed on investors in the SDD Fund.

The False and Misleading Registration Statement

60. On or about December 29, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, followed by ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009 and May 26, 2009, as well as ProShares' Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

61. Primarily with respect to leverage, compounding, and volatility risks, the December 29, 2006 From NI-A disclosed:

> The **UltraShort S&P SmallCap 600 ProShares'** NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.
>
> * * *
>
> **Volatility Risk** UltraShort S&P SmallCap 600 ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

62. In its Annual Report, as of May 31, 2008, ProShares disclosed the following:

> **Compounding of Daily Returns and Volatility**: ProShares ETFs are designed to provide either 200%, -200% or -100% of index performance on a daily basis (before fees and expenses). A common misconception is that the Funds also should provide 200%, -200% or -100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that would result from such an expectation.... This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the

index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace.

63. The Statement of Additional Information to the October 1, 2009 Prospectus presented three tables intended to illustrate: (a) estimated fund return over one year when the fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index: (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (-100%) of the daily performance of an index: and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of an index. Without additional narrative or explanation, ProShares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. However, just as the other purported disclosures in the Registration Statement, these tables are insufficient to explain the miserable failure of the SDD Fund as a term trade or hedge.

64. All of the purported disclosures alleged above were false or misleading because they failed to disclose:

- correlation between the SDD Fund and the inverse of the SML Index over time would only happen in the rarest circumstances, and inadvertently if at all;
- the extent to which performance of the SDD Fund would inevitably diverge from the inverse of the performance of the SML Index - *i.e.*, the probability, if not certainty, of spectacular tracking error;
- the severe consequences of high market volatility on the SDD Fund's investment objective and performance;
- the severe consequences of inherent path dependency in periods of high market volatility on the SDD Fund's performance.

- the role the SDD Fund plays in increasing market volatility, particularly in the last hour of trading;
- the SDD Fund causes dislocations in the stock market; and
- the SDD Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SDD Fund.

65. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the SDD Fund from achieving its stated investment objective over a period of time greater than one day. Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading.

66. ProShares' feeble attempt to explain the relationship between compounding and volatility vis-à-vis an acknowledgement that "periods of higher index volatility will cause the effect of compounding to be more pronounced" does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF such as the SDD Fund, investors receive at least twice the risk of the inverse of the performance of the index but less than twice the return of the inverse of the performance. The drag imposed by return volatility makes such a result inevitable.

67. Prospective and actual investors in ProShares have been misled. The SDD Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." The registration provisions are designed not only to protect immediate recipients of distributed securities but also

subsequent purchasers from them. Leveraged ETFs such as the SDD Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

Statement by FINRA & Others

68. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sale materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> * * *
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firm regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

69. On or about July 2, 2009, FINRA spokesman Herb Perone told Reuters: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and***

confusing products, and the marketing and sale of those products to unsophisticated retail and investors is very much on FINRA's radar screen."

70. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis–but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

71. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sale practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

72. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SDD Fund. Edward Jones called ETFs like the SDD Fund "one of the most misunderstood and potentially dangerous types of ETFs."

73. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell any underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of

leveraged ETFs that seek more than twice the long and short performance on their target index. Wells Fargo has stated that "[a]s a matter of firm policy, we can't solicit these products."

74. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up for Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. Morgan Stanley Smith Barney has since curbed it use of non-traditional ETFs, ceasing to allow their use in traditional brokerage accounts. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that ***"while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution."*** (Emphasis added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

75. On August 1, 2009, *Reuters* reported that Massachusetts subpoenaed four major financial institutions seeking details as to how leveraged ETFs are marketed and sold.

76. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: ***"Hedges [like the SDD Fund] aren't supposed to become less trustworthy when you really need them."*** (Emphasis added).

COUNT I
(Violations of § 11 of the Securities Act Against All Defendants)

77. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

78. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

79. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

80. Plaintiff and the other members of the Class purchased or otherwise acquired shares of the SDD Fund issued pursuant and/or traceable to the Registration Statement.

81. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

82. Plaintiff and the other members of the Class purchased or otherwise acquired their SDD Fund shares without knowledge of the untruths or omissions alleged herein.

COUNT II
(Violations of § 15 of the Securities Act Against the Individual Defendants)

83. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

84. Each of the Individual Defendants named herein acted as a controlling person of the Trust within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

85. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the Fund.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff's counsel as Class Counsel;

B. awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages to Plaintiff and the other members of the Class;

D. awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), plaintiff hereby demands a trial by jury of all issues so triable.

DATED: April 15, 2010

STULL, STULL & BRODY

By: ______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Counsel for Plaintiff

PLAINTIFF CERTIFICATION

DAVID CHOW ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any shares of the UltraShort SmallCap600 Fund (the "SDD Fund") offered by ProShares Trust ("ProShares" or the "Trust") at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff and/or representative party on behalf of a class, including providing testimony at deposition and trial if necessary. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Plaintiff Certification. I am willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action.

4. All of Plaintiff's purchases and/or sales of the SDD Fund which are the subject of the complaint are set forth on the separate page annexed as Appendix A to this document.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 26 day of March, 2010

David Chow

Signature

Appendix A

UltraShort SmallCap600 Fund (Nasdaq: SDD)

TRADE DATE	SECURITY/SYMBOL	QUANTITY	PRICE PER SHARE	PURCHASE / SALE
4/2/08	SDD	562	72.00	PURCHASE
4/2/08		250	72.58	
4/2/08		500	72.63	
6/5/08		500	64.29	
6/5/08		500	64.35	
6/5/08		600	64.36	
6/5/08		100	65.05	
6/5/08		500	65.073	
6/5/08		1250	65.074	
9/4/08		1000	52.82	
9/4/08		500	52.81	
9/30/08		300	45.31	
9/30/08		685	45.33	↓
4/11/08		1312	77.90	SALE
6/10/08	↓	3450	69.05	SALE

Please list additional transactions, if any, on a separate sheet of paper if necessary.